AMENDMENT TO AGREEMENT AND PLAN OF MERGER
This AMENDMENT, dated as of May 7, 2018 (this “Amendment”) to the Agreement and Plan of Merger (the “Agreement”), dated as of December 13, 2017, among Twenty-First Century Fox, Inc., a Delaware corporation (the “Company”), The Walt Disney Company, a Delaware corporation (“Parent”), TWC Merger Enterprises 2 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Corporate Sub”) and TWC Merger Enterprises, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger LLC”, and together with Parent, the Company and Corporate Sub, the “Parties”).
WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 8.02 of the Agreement, the Parties desire to amend certain terms of the Agreement by entering into, and as set forth in, this Amendment.
NOW, THEREFORE, for and in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as set forth below:
Section 1.    Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement unless otherwise indicated.
Section 2.    Amendments to Agreement.
2.1    The seventh Recital of the Agreement is hereby amended and restated in its entirety as follows:
“WHEREAS, the Board of Directors of Parent, by resolutions duly adopted, has (i) approved this Agreement and the transactions contemplated hereby (which includes the Initial Merger and the Subsequent Merger (collectively, the “Mergers”)), the issuance of shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) and, subject to the Merger Consideration Election set forth in Section 2.02(a)(i)(B) of this Agreement, the issuance of shares of series B convertible preferred stock, par value $0.01 per share, of Parent, which have the rights and preferences set forth in the Certificate of Designation attached hereto as Exhibit IV (the “Series B Preferred Stock”, and together with the Parent Common Stock, the “Parent Stock”), pursuant to the Initial Merger upon the terms and subject to the conditions set forth in this Agreement and (ii) resolved to recommend to its stockholders the approval of the issuance of Parent Stock in the Initial Merger pursuant to this Agreement;”
2.2    Section 2.01(c)(ii) of the Agreement is hereby amended and restated in its entirety as follows:
“The Distribution Merger Agreement shall provide, among other things, that (A) with respect to each Class A Share (or fraction thereof, in the case of a fractional share) issued and outstanding immediately prior to the effective time of the Distribution (other than the Hook Stock) (I) a portion thereof equal to one (or such fraction, in the case of a fractional share) multiplied by the quantity of one minus the inverse of the Stock Split Multiple shall be exchanged for (and as a result, such portion shall be cancelled), in accordance with Section 251(b)(5) of the DGCL, a fraction of one validly issued, fully paid and non-assessable share of SpinCo Class A Common Stock equal to the product of (i) the quotient of (x) one (or such fraction of a Class A Share, in the case of a fractional share) divided by (y) the Stock Split Multiple and (ii) 1/3, and (II) the remaining portion thereof not so exchanged shall be unaffected by the Distribution and shall remain issued and outstanding and (B) with respect to each Class B Share (or fraction thereof, in the case of a fractional share) issued and outstanding immediately prior to the effective time of the Distribution (other than the Hook Stock) (I) a portion thereof equal to one (or such fraction, in the case of a fractional share) multiplied by the quantity of one minus the inverse of the Stock Split Multiple shall be exchanged for (and as a result, such portion shall be cancelled), in accordance with Section 251(b)(5) of the DGCL, a fraction of one validly issued, fully paid and non-assessable share of SpinCo Class B Common Stock equal to the product of (i) the quotient of (x) one (or such fraction of a Class B Share, in the case of a fractional share) divided by (y) the Stock Split Multiple and (ii) 1/3, and (II) the remaining portion thereof not so exchanged shall be unaffected by the Distribution and shall remain issued and outstanding.”
2.3    Section 2.01 of the Agreement is hereby amended by adding a new Section 2.01(g) to be read as follows:
“(g)    Cancellation of Treasury Shares. Immediately prior to the Distribution, the Company shall cancel all Shares held in treasury by the Company that are not held on behalf of third parties (excluding, for the avoidance of doubt, any Shares that constitute Hook Stock) without payment of any consideration therefor and such Shares shall cease to exist.”
2.4    The first paragraph of Section 2.02(a)(i) of the Agreement is hereby amended and restated in its entirety as follows:
“(A) Common Stock Consideration. Each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Common Stock”, and each a “Class A Share”) and each share of Class B Common Stock, par value $0.01 per share of the Company (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”, and each a “Class B Share”, and together with the Class A Shares, the “Shares”) issued and outstanding immediately prior to the First Effective Time (other than Shares (I) owned by Parent that are not held on behalf of third parties (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”) and (II) that constitute Hook Stock) shall be exchanged, in accordance with Section 251(b)(5) of the DGCL, for a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Common Stock Consideration”), which shares of Parent Common Stock Parent shall cause to be delivered in accordance with its obligations set forth in Section 2.03.

(B) Hook Stock Consideration. Each Share issued and outstanding immediately prior to the First Effective Time that constitutes Hook Stock shall be exchanged, in accordance with Section 251(b)(5) of the DGCL, for a number of validly issued, fully paid and non-assessable shares of Series B Preferred Stock equal to the Exchange Ratio multiplied by the Conversion Rate (the “Hook Stock Consideration”, and together with the Common Stock Consideration, the “Merger Consideration”), which shares of Series B Preferred Stock Parent shall cause to be delivered in accordance with its obligations set forth in Section 2.03. Notwithstanding anything herein to the contrary, at any time prior to the Closing, as determined by Parent’s Board of Directors in its sole discretion, Parent may elect for each Share issued and outstanding immediately prior to the First Effective Time that constitutes Hook Stock to be exchanged, in accordance with Section 251(b)(5) of the DGCL, for a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio in lieu of the Hook Stock Consideration (such election, the “Merger Consideration Election”), which shares of Parent Common Stock Parent shall cause to be delivered in accordance with its obligations set forth in Section 2.03. In such event, all references in this Agreement to “Parent Stock” shall be replaced by references to “Parent Common Stock” and all references in this Agreement to “Hook Stock Consideration” shall be deemed to refer to the shares of Parent Common Stock for which the Hook Stock is to be exchanged.
(C) At the First Effective Time, all the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist and (1) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and (2) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares) shall thereafter represent its respective Merger Consideration and, in each case, the right, if any, to receive pursuant to Section 2.03(e) cash in lieu of fractional shares into which such Shares have been exchanged pursuant to this Section 2.02 and any distribution or dividend pursuant to Section 2.03(c).”
2.5    Section 2.02(a)(i) of the Agreement is hereby amended by adding the following words to the end thereof:
“As used in this Agreement, the term “Conversion Rate” means 1/10,000.”
2.6    Section 2.02 of the Agreement is hereby amended to remove subparagraph (c) thereto.
2.7    Section 2.03(a) of the Agreement is hereby amended and restated in its entirety as follows:
“Exchange Agent. At the First Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Shares (other than Excluded Shares), an aggregate number of shares of Parent Stock to be credited in the stock ledger and other appropriate books and records of Parent in uncertificated form or book-entry form comprising the amount required to be delivered pursuant to Section 2.02 in respect of Shares (other than Excluded Shares). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the First Effective Time, (i) any dividends or other distributions payable pursuant to Section 2.03(c) with respect to the Parent Common Stock issued pursuant to the Initial Merger with respect to Shares with a record and payment date after the First Effective Time and prior to the surrender of such Shares and (ii) cash in lieu of any fractional shares payable pursuant to Section 2.03(e). All shares of Parent Stock and cash, together with the amount of any dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.03(a), shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses or any diminution of value with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of any dividends or other distributions payable pursuant to Section 2.03(c) and any cash in lieu of any fractional shares payable pursuant to Section 2.03(e), Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under this Section 2.03(a) shall be promptly returned to Parent.”
2.8    Sections 2.03(f), 2.04, 4.10 and 6.01(d) of the Agreement are hereby amended by replacing each reference to “Parent Common Stock” with a reference to “Parent Stock”.
2.9    Section 2.03(b) of the Agreement is hereby amended and restated in its entirety as follows:
“Exchange Procedures. Promptly after the First Effective Time (and in any event within four business days thereafter or at such other time as may be agreed by the Company, Parent and the Exchange Agent), Parent shall cause the Exchange Agent to mail to each holder of record of Certificates (other than Excluded Shares) a letter of transmittal (together with any other materials delivered therewith, the “Letter of Transmittal”) in customary form advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the Merger Consideration, and specifying that risk of loss and title to the Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(g)) and instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(g)). Prior to causing the Exchange Agent to mail the Letter of Transmittal, Parent shall give the Company a reasonable opportunity to review and comment on such Letter of Transmittal and shall consider in good faith all reasonable additions, deletions or changes suggested by the Company. Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.03(g)) to the Exchange Agent in accordance with the terms of such

Letter of Transmittal, the holder of such Certificate shall be (i) credited in the stock ledger and other appropriate books and records of Parent that number of shares of Parent Stock for which its Shares were exchanged pursuant to this Article II in uncertificated form (or evidence of shares in book-entry form), and (ii) sent an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 2.03(h)) equal to (A) any cash in lieu of fractional shares pursuant to Section 2.03(e) plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.03(c), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Stock in uncertificated form, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be credited and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. If any shares (or evidence of shares in book-entry form) of Parent Stock are to be credited to a name other than that in which the applicable Certificate is registered, it shall be a condition of such credit that the Person requesting such credit shall pay any stock transfer or other Taxes required by reason of the crediting of shares (or evidence of shares in book-entry form) of Parent Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such Taxes have been paid or are not applicable.”
2.10    Section 2.03(c)(i) of the Agreement is hereby amended and restated in its entirety as follows:
“Distribution with Respect to Unexchanged Shares; Voting. (i) All shares of Parent Stock to be issued pursuant to the Initial Merger shall be issued and outstanding as of the First Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the First Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issued in the Initial Merger. No dividends or other distributions in respect of the Parent Common Stock issued pursuant to the Initial Merger shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.03(g)) is surrendered in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.03(g)), there shall be credited and/or paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such surrender, the dividends or other distributions with a record date after the First Effective Time theretofore payable with respect to such shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the First Effective Time, but with a payment date subsequent to surrender.”

2.11    Section 2.03(c)(ii) of the Agreement is hereby amended and restated in its entirety as follows:
“Registered holders of unsurrendered Certificates, other than in respect of the Hook Stock, shall be entitled to vote after the First Effective Time at any meeting of Parent stockholders with a record date at or after the First Effective Time the number of shares of Parent Common Stock that are entitled to vote and represented by such Certificates, regardless of whether such holders have exchanged their Certificates.”
2.12    Section 2.03(e) of the Agreement is hereby amended and restated in its entirety as follows:
“Notwithstanding any other provision of this Agreement, other than in respect of the Hook Stock, if applicable, no fractional shares of Parent Common Stock will be issued, and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 2.03(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Average Stock Price. For the avoidance of doubt, fractional shares of Parent Common Stock or Series B Preferred Stock (as applicable) may be issued in the Initial Merger in respect of the Hook Stock.”
2.13    Section 2.03(f) of the Agreement is hereby amended by replacing the words “to be issued or paid pursuant to the provisions of this Article II” with “to be credited or paid pursuant to the provisions of this Article II.”
2.14    Section 2.03(g) of the Agreement is hereby amended and restated in its entirety as follows:
“Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Exchange Agent or the Final Surviving Entity with respect to such Certificate, the Exchange Agent will credit in exchange for such lost, stolen, mutilated or destroyed Certificate the shares of Parent Stock and pay the cash and any dividends and other distributions in respect of the Parent Stock that would have been credited or payable pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.03(h)) had such lost, stolen or destroyed Certificate been surrendered.”
2.15    Section 2.03(i) of the Agreement is hereby amended and restated in its entirety as follows:
“Uncertificated Shares. Promptly after the First Effective Time, Parent shall cause the Exchange Agent to (i) mail to each holder of Uncertificated Shares (other than Excluded Shares) materials advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the Merger Consideration, (ii) credit in the stock ledger and other appropriate books and records of Parent to each holder of Uncertificated Shares that number of shares of Parent Stock for which its Shares were exchanged pursuant to this Article II in uncertificated form (or evidence of shares in book-entry form), and (iii) mail a check for cash pursuant to Section 2.03(e) in lieu of fractional shares in respect of each such Uncertificated Share and any dividends and other distributions in respect of the Parent Stock to be credited or paid pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.03(h)), without interest thereon.”
2.16    Section 4.02(a) of the Agreement is hereby amended by replacing the words “All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.” with “All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. As of May 7, 2018, 40,000 shares of Series B Preferred Stock were authorized and no shares of Series B Preferred Stock were issued and outstanding.”.
2.17    Section 4.02(a) of the Agreement is hereby amended by inserting the following sentence prior to the final sentence thereof: “As of the date of the Amendment, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of Series B Preferred Stock or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Parent or any of its Subsidiaries, any shares of Series B Preferred Stock, and no securities or obligations of Parent or any of its Subsidiaries evidencing such rights are authorized, issued or outstanding.”.
2.18    Section 4.03 of the Agreement is hereby amended by replacing the words “the approval of the issuance of Parent Common Stock comprising the Merger Consideration (the “Stock Issuance”)” with “the approval of the issuance of Parent Stock comprising the Merger Consideration (the “Stock Issuance”)”.
2.19    Section 4.03 of the Agreement is hereby amended by replacing the words “The shares of Parent Common Stock comprising the Merger Consideration have been duly authorized, and when issued pursuant to this Agreement, will be validly issued, fully paid and nonassessable” with “The shares of Parent Stock comprising the Merger Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable”.
2.20    Section 5.05(d) of the Agreement is hereby amended by replacing the words “Without the prior written consent of the Company, the approval of the Stock Issuance shall be the only matter” with “Without the prior written consent of the Company, the approval of the Stock Issuance and the approval of an amendment to Parent’s restated certificate of incorporation to provide, among other things, that shares of Parent Common Stock held by subsidiaries of Parent will not be entitled to receive dividends that are declared on the Parent Common Stock shall be the only matters”.
2.21    The Agreement is hereby amended to include as Exhibit IV thereto the contents of Annex A hereof.

Section 3.    Acknowledgement. The Company hereby acknowledges that Parent intends to seek approval at the Parent Stockholders Meeting of an amendment to Parent’s restated certificate of incorporation to provide, among other things, that shares of Parent Common Stock held by subsidiaries of Parent will not be entitled to receive dividends that are declared on the Parent Common Stock. The Company hereby consents to the submission of such matter to the stockholders of Parent at the Parent Stockholders Meeting and confirms that such amendment is not prohibited by Section 5.01(d) of the Agreement.
Section 4.    General Provisions.
4.1    All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Agreement shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Agreement.
4.2    After giving effect to this Amendment, each reference in the Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment. All references in the Agreement to “the date hereof” or “the date of this Agreement” shall refer to December 13, 2017.
4.3    This Amendment and the Agreement, including the Annexes and Exhibits attached thereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, contain all of the terms, conditions, representations and warranties agreed upon or made by the parties relating to the subject matter of this Amendment and the Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.
4.4    The provisions of Article VIII (Miscellaneous and General) of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.
TWENTY-FIRST CENTURY FOX, INC.,

By:	/s/ Janet Nova Name: Executive Vice President Title: Executive Vice President and Group
General Counsel

THE WALT DISNEY COMPANY,

By:	/s/ Christine M. McCarthy Name: Christine M. McCarthy Title: Senior Executive Vice President and Chief
Financial Officer

TWC MERGER ENTERPRISES 2 CORP.,

By:	/s/ James M. Kapenstein Name: James M. Kapenstein Title: Senior Vice President

TWC MERGER ENTERPRISES 1, LLC,

By:	/s/ James M. Kapenstein Name: James M. Kapenstein Title: Senior Vice President

ANNEX A
CERTIFICATE OF DESIGNATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF
THE WALT DISNEY COMPANY
(Pursuant to Section 151 of the Delaware General Corporation Law)

Section 1. Designation and Amount. The designation of the series of the preferred stock shall be “Series B Convertible Preferred Stock” and the number of shares constituting the Series B Convertible Preferred Stock shall be 40,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series B Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Convertible Preferred Stock.

Section 2. Dividends.

No dividend shall be payable on any share of Series B Convertible Preferred Stock of the Corporation, except in the case of dividends payable in shares of Series B Convertible Preferred Stock of the Corporation, or securities convertible into, or exercisable or exchangeable for, Series B Convertible Preferred Stock of the Corporation or shares or other equity interests of any corporation or other entity which immediately prior to the time of the dividend or distribution is a subsidiary of the Corporation (or securities convertible into, or exercisable or exchangeable for, such shares or equity interests).

Section 3. Liquidation Preference.

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series B Convertible Preferred Stock then outstanding shall be entitled to be paid in cash out of the assets of the Corporation available for distribution to its stockholders an amount per share equal to the Conversion Rate (as defined below) multiplied by the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the affairs of the Corporation (treating all outstanding shares of Series B Convertible Preferred Stock as having been converted into Common Stock for purposes of calculating such per share amount), before any payment shall be made or any assets distributed to the holders of any stock ranking junior to the Series B Convertible Preferred Stock. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of Series B Convertible Preferred Stock and any other class or series of preferred stock having liquidation rights on parity with the shares of Series B Convertible Preferred Stock, then the holders of all such shares shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of Series B Convertible Preferred Stock and all the holders of outstanding shares of such other series of preferred stock are entitled were paid in full.

(ii) For the purpose of this section, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Corporation, nor the consolidation or merger of the Corporation with one or more other corporations shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, unless such voluntary sale, conveyance, exchange or transfer shall be in connection with a dissolution or winding up of the business of the Corporation.

Section 4. Redemption. The Series B Convertible Preferred Stock shall not be subject to redemption.

Section 5. Voting Rights. No shares of Series B Convertible Preferred Stock shall be entitled to vote or be counted for quorum purposes. No shares of Series B Convertible Preferred Stock shall be treated as or deemed outstanding for purposes of determining voting requirements.

Section 6. Automatic Conversion.

(i) Each share of Series B Convertible Preferred Stock shall automatically be converted into a number of fully paid and nonassessable shares of Common Stock equal to the Conversion Rate upon a Transfer, other than a Permitted Transfer, of such share of Series B Convertible Preferred Stock (a “Conversion Event”). Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates, if any, representing such shares are surrendered to the Corporation or the Transfer Agent. Upon the occurrence of such automatic conversion of the Series B Convertible Preferred Stock, the holders of Series B Convertible Preferred Stock so converted shall surrender the certificates, if any, representing such shares at the office of the Corporation or the Transfer Agent. Thereupon, the Transfer Agent will record the conversion.

(ii) The “Conversion Rate” initially shall be equal to 10,000 shares of Common Stock per share of Series B Convertible Preferred Stock.

(iii) In the event the Corporation changes the number of shares of Common Stock as a result of a recapitalization, reclassification, stock split (including a reverse stock split), stock dividend, distribution, subdivision or other similar transaction, then in each such case the Conversion Rate shall be adjusted by multiplying such Conversion Rate by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger Etc.

In the event the Corporation enters into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or any other property (payable in kind), then in any such case each share of Series B Convertible Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to the Conversion Rate multiplied by the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is exchanged or changed; provided that, if such consideration shall consist in any part of voting securities (or of options, rights or warrants to purchase, or of securities convertible into or exercisable or exchangeable for, voting securities), then the Corporation may provide in the applicable merger or other agreement for the holders of shares of Series B Convertible Preferred Stock to receive, on a per share basis, non-voting securities (or options, rights or warrants to purchase, or securities convertible into or exercisable or exchangeable for, non-voting securities). Any determination as to the matters described above shall be made in good faith by the Board of Directors in its sole discretion.

Section 8. Ranking. The Series B Convertible Preferred Stock shall rank junior to all other series of preferred stock of the Corporation as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to the distribution of assets upon liquidation, dissolution or winding up.

Section 9. Fractional Shares. Series B Convertible Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to have the benefit of all rights of holders of Series B Convertible Preferred Stock.

Section 10. No Preemptive Rights. The holders of shares of Series B Convertible Preferred Stock shall have no preemptive or preferential rights to purchase or subscribe for any stock, obligations, warrants or other securities of the Corporation of any class.

Section 11. Other Rights. The shares of Series B Convertible Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Restated Certificate of Incorporation or as provided by applicable law.

Section 12. Definitions.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

“Permitted Transfer” means any Transfer of a share of Series B Convertible Preferred Stock to the Corporation or a Subsidiary of the Corporation.

“Subsidiary” means any corporation, limited liability company, partnership or other entity in which a majority in voting power of the shares or equity interests entitled to vote generally in the election of directors (or equivalent management board) is owned, directly or indirectly, by the Corporation.

“Transfer” of a share of Series B Convertible Preferred Stock means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

“Transfer Agent” means Broadridge Financial Solutions, Inc., unless and until a successor is selected by the Corporation, and then such successor.